CONFIDENTIAL

VIA EDGAR

Michele M. Anderson, Esq.
Special Counsel
Office of Mergers and Acquisitions
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0303

Re:	Manor Care, Inc. TO-I filed November 3, 2004
File No. 5-42240

Dear Ms. Anderson:

     On behalf of Manor Care, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing under the Securities Exchange Act of 1934, as amended, Amendment No. 1 to the Company’s Tender Offer Statement on Schedule TO (the “Schedule TO/A”).

     This letter also responds to the November 15, 2004 letter that the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided in respect of the Company’s Tender Offer Statement on Schedule TO. The Company’s responses are as follows. For your convenience, the Staff’s comments are reproduced below in bold type and are followed by the Company’s response.

          Item 10. Financial Statements

1.	We note that you incorporate by reference the financial information required by Item 1010(a) of Regulation M-A. However, Item 1010(c) of Regulation M-A requires that at least a summary of that information be disseminated to note holders. See Instruction 6 to Item 10 of Schedule TO and Regulation M-A telephone interpretation H.7 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please revise to include at least the summary financial information required by Item 1010(c) and advise the staff as to how the company intends to disseminate the information.

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          We have revised the disclosure in response to the Staff’s comment and included summary financial information in accordance with Item 1010(c) of Regulation M-A. Please see numbered paragraph (2) under Item 10 of Schedule TO/A. Additionally, we advise the Staff that the Company will distribute a Supplement to Offer to Exchange to each known holder of Old Notes (as defined in the Offer to Exchange) which will include our responses to the Staff’s comments in its letter dated November 15, 2004 as well as the summary financial information in accordance with Item 1010(c) of Regulation M-A.

          Exhibit (a)(1)(i) – Offer to Exchange

2.	As currently drafted, your offer is scheduled to expire in 19 business days. Please revise your offer so that it remains open for at least 20 business days in accordance with Rule 14e-1(a), noting that there are two federal holidays during your offer period.

          We have revised and extended the expiration date in response to the Staff’s comment. Please see numbered paragraphs (1), (2), (4) and (5) under Items 1, 4, 6, 7 and 11, numbered paragraph (1) under the heading Letter of Transmittal, and the headings Notice of Guaranteed Delivery, Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees and Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees of Schedule TO/A. In addition, pursuant to the terms of the Offer to Exchange, we will provide notice of the extension of the offer via a press release or other public announcement issued to the PR Newswire. In addition, any press release or public announcement issued in connection with the offer will be filed as an exhibit to a Current Report on Form 8-K and the Schedule TO will be amended to include such press release or public announcement.

          Special Note Regarding Forward-Looking Statements, page iv

3.	You indicate that you make no commitment to revise or update the forward-looking statements contained in your offer document. This statement seems inconsistent with your obligations to revise the offer materials to reflect any material changes in the information disseminated to note holders. See Rule 13e-4(e)(3). Please revise or delete.

          We have revised the disclosure in response to the Staff’s comment and have deleted the sentence which implied that the Company has no committment to update the forward-looking statements contained in the Offer to Exchange. Please see numbered paragraph (3) under Items 1, 4, 6, 7 and 11 of Schedule TO/A.

          Summary, page 1

4.	We note under “Expiration Date” that you reserve the right to terminate the offer in your sole discretion. Please advise or revise this disclosure so note holders can objectively verify the bases upon which you may terminate the offer. By reserving the

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absolute right to reject all tendered notes without setting out any objective criteria by which you will make this decision, the offer may appear to be an illusory offer.

          Under the section entitled “The Offer to Exchange – Conditions to the Offer” we provide objective criteria by which the Company will determine whether to: (i) terminate the Offer, (ii) extend the Offer, (iii) amend the terms of the Offer, or (iv) waive any unsatisfied condition to the Offer. In response to the Staff’s comment, we have revised the disclosure to more explicitly reference the objective criteria set forth in the section entitled “The Offer to Exchange – Conditions to the Offer” on page 31. Please see numbered paragraph (4) under Items 1, 4, 6, 7 and 11 of Schedule TO/A.

          Terms of the Offer; Period for Tendering, page 29

5.	Your disclosure indicates that you will make a public announcement by issuing a press release to PR Newswire. Please be aware that depending on the materiality of the change in the terms of the offer, a public announcement by issuing a press release through PR Newswire may not by itself satisfy your obligations under Rule 13e-4(e)(3).

          We acknowledge the Staff’s comment that depending on the materiality of the change in the terms of the offer, a public announcement by issuing a press release through PR Newswire may not by itself satisfy our obligations under Rule 13d-4(e)(3).

          Important Reservation of Rights Regarding the Offer, page 30

6.	Refer to the first bullet point on page 31. Describe the circumstances in which a holder of Old Notes will be ineligible to participate in the exchange offer. Advise us why you believe that any such eligibility requirements are consistent with Rule 13e-4(f)(8)(i), the all-holders rule.

          We have revised the disclosure in response to the Staff’s comment and deleted any reference to the ineligibility of a holder who seeks to tender Old Notes in the tender offer. Please see numbered paragraph (6) under Items 1, 4, 6, 7 and 11 of Schedule TO/A.

          Withdrawal of Tenders, page 35

7.	Revise to include disclosure that note holders have a right to withdraw tendered notes after the expiration of forty business days from the commencement of the tender offer if not yet accepted for exchange. See Rule 13e-4(f)(2)(ii).

          We have revised the disclosure in response to the Staff’s comment to state that Old Notes may be withdrawn if not exchanged for New Notes (as defined in the Offer to Exchange) within 40 days of the commencement of the tender offer. Please see numbered paragraph (7) under Items 1, 4, 6, 7 and 11 of Schedule TO/A.

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          Purchase of New Notes By Us at the Option of the Holder, page 46

8.	On a supplemental basis, please confirm that you will comply with the applicable tender offer rules with respect to the repurchase of notes at the option of the holder as discussed in this section and the section entitled “Fundamental Change Permits Holders to Require us to Purchase New Notes.”

          We acknowledge the Staff’s comment and confirm, on a supplemental basis, that the Company will comply with applicable tender offer rules with respect to the repurchase of notes at the option of the holder.

          Certain United States Federal Income Tax Consequences, page 59

9.	Given that significant doubt exists as to the particular tax consequences of the exchange, please provide an explanation of the degree of the uncertainty, to the extent possible.

          It is uncertain whether the exchange of Old Notes for New Notes will be treated as a “significant modification” of the terms of the Old Notes for United States federal income tax purposes. The Company believes the differences between the Old Notes and the New Notes should not be considered economically significant and, as a result, do not constitute a “significant modification” for United States federal income tax purposes. The Company cannot quantify the degree of uncertainty regarding the tax consequences of the exchange of Old Notes for New Notes, except to state that it “should not” be considered a “significant modification”.

          Where You Can Find More Information, page 68

10.	Despite your attempt to incorporate by reference any future filings made with the Commission until the offer expires, Schedule TO does not permit such “forward” incorporation by reference. If the information provided to note holders in the Offer to Exchange materially changes, you are under an obligation to amend the Schedule TO to update it and to disseminate the new information to note holders in a manner reasonably calculated to inform them about the change. Please revise the disclosure accordingly.

          We have revised the disclosure in response to the Staff’s comment to delete any reference to the incorporation of future filings with the Commission by reference. Please see numbered paragraphs (8) and (9) under Items 1, 4, 6, 7 and 11 of Schedule TO/A. In addition, the Company notes that it will amend its Tender Offer Statement on Schedule TO if any of the information provided to the note holders in the Offer to Exchange materially changes as a result of a future filing made with the Commission.

          Exhibit (a)(1)(ii) – Letter of Transmittal

11.	We reference the language requiring note holders to acknowledge that they have “read” and “reviewed” the offer document and the letter of transmittal. We believe it is not appropriate to require note holders to attest to the fact that they “read” or “reviewed” the terms of the offer as such language effectively operates as a waiver of liability. Please provide a statement in your next amendment that expressly rescinds this language.

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          We have revised the disclosure in response to the Staff’s comment and deleted the requirement that each note holder acknowledge the receipt and review of the Offer to Exchange. Please see numbered paragraphs (2) and (3) under the heading “Letter of Transmittal” in Schedule TO/A.

          Exhibit (a)(1)(ii) – Press Release dated November 3, 2004

12.	We note the company’s reference to forward-looking statements “within the meaning of federal law” at the end of the press release. We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Ace of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance’s Manual of Publicly Available Telephone Interpretations. Please do not refer to the safe harbor provisions, either directly or indirectly, in any future press releases or other communications relating to this tender offer.

          We acknowledge the Staff’s comment and will comply with the Staff’s comment in all future press releases or other communications relating to this tender offer.

          Supplementally, we note that the Company will file as correspondence a letter under separate cover including a written statement acknowledging that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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          Closing Information

          Should you have any questions relating to any of the foregoing responses or the enclosed Amendment No. 1, please do not hesitate to contact the undersigned at (312) 876-7686 or Michael D. Levin at (312) 876-7727. Thank you for your cooperation and your attention to this matter.

Very truly yours,
/s/ Travis L. Nelson
Travis L. Nelson
of LATHAM & WATKINS LLP

Enclosures

cc: Manor Care, Inc.